SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)

                              c/o LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X      Form 40-F
                                      ---               ---

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                 Yes      No  X
                                     ---     ---

[SAPIENS LOGO]

                 SAPIENS ANNOUNCES Q4 2002 AND YEAR-END RESULTS

 COMPANY REPORTS NET LOSSES IN A SLOW FOURTH QUARTER, WHILE CONTINUING OVERALL IMPROVEMENT IN YEAR 2002, INCLUDING POSITIVE CASH-FLOW AND STRONG ORDER ENTRY.

Research Triangle Park, N.C.--February 26, 2003--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its audited results for the year ended December 31, 2002 and its unaudited results of operations for the fourth quarter of 2002.

Q4 2002 RESULTS:

Revenues in the fourth quarter decreased by 9% to $15.9 million from $17.5 million in the fourth quarter of 2001, reflecting both the overall slowdown in the software industry and the structural changes that the insurance industry is undergoing. Gross profit margin rose to 42.7% compared to 41.4% in the same period last year. The operating loss amounted to $2.4 million, including one-time charges of $1.7 million, compared with operating income of $1.0 million in the same period of last year. The Company recorded a net loss of $4.9 million, which includes non-recurring charges of $3.5 million, compared with net income of $176 thousand in the same period of last year.

2002 ANNUAL RESULTS:

Total revenues for 2002 increased to $64.8 million from $63.4 million in 2001. The Company's gross profit margin increased to 44.3% compared with 32.8% last year, reflecting the overall improvement in revenue mix, project delivery and utilization of resources. Operating losses decreased to $1.6 million from $13.4 million last year, and net losses decreased to $5.2 million, including $3.5 million in non-recurring write-offs and accruals, compared with net losses of $18.0 million last year.

The company generated positive $1.0 million operating cash flow during 2002 and reported material improvements to its year-end balance sheet. Cash and other cash equivalent items increased to $23.7 million at year-end 2002 from $18.6 million at year-end 2001 while current liabilities decreased to $30.3 million from $40.1 million at the end of last year. Shareholders' equity rose to $15.9 million compared with $10.2 million at the close of last year.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:
"While we are disappointed in the decrease of revenues and the operational loss this quarter, these results should be viewed in light of the current difficult industry and global economic conditions. The Company is also undergoing a transitional phase in which it is re-focusing sales and marketing efforts, while investing towards it's future as a supplier of IT Business Solutions to the Insurance Industry.

"A review of our year-on-year results demonstrates overall improvement in our operations, including, among others, our ability to generate positive cash flow, a more than 35% increase in our gross profit margin, a step decrease of close to 90% in our operating losses, and a significant increase in the total amount of new orders signed, to yield over 60% growth in our backlog. Setting aside the non-recurring accruals, 2002 would have been marginally profitable in terms of operating income. Finally, the loss per share dropped to $0.21, compared with $0.78 per share last year.

"We have also improved on all our balance sheet items due in large part to the new vote of confidence by our strategic shareholder, Formula Systems, which invested another $10 million into the Company during Q4, 2002.

"Looking ahead to the year 2003, we will continue our progress in becoming an insurance solution provider, while giving up low-margin non-strategic opportunities, which may result in lower revenues throughout the transition period. We are committed, however, to making the necessary adjustments in our cost structure in order to bring the Company back to profits and stability while investing for our future growth.

"Our new line of products for the insurance industry, SAPIENS INSIGHT(TM) solutions suite, is progressing as planned and making in-roads within the industry. Our vision is to help insurance providers achieve their goals for more cost-effective and flexible operations and I continue to be confident in our ability to remain focused on this vision through the current troubled times."


ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

-----------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
-----------------------------------------------------------------------------
Yuval Hadari                            Itzick Sharir
Chief Financial Officer                 Chief Executive Officer
Sapiens International                   Sapiens International
Tel: +1-877-554-2426                    Tel:   +44-1895-464 265
     +972-8-938-2721
E-mail: YUVAL.H@SAPIENS.COM             E-mail: ITZICK.S@SAPIENS.COM
--------------------------------------- -------------------------------------

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                            For the three months ended      For the year ended
                                            --------------------------   -----------------------
                                              12/31/2002   12/31/2001    12/31/2002   12/31/2001
                                              ----------   ----------    ----------   ----------
                                              (Unaudited)  (Unaudited)   (Unaudited)   (Audited)
REVENUES
Products                                       $ 10,144     $ 10,337      $ 42,008     $ 33,924
Consulting and other services                     5,761        7,141        22,820       29,511
                                               --------     --------      --------     --------
Total revenues                                   15,905       17,478        64,828       63,435
                                               --------     --------      --------     --------
COST OF REVENUES
Products                                          5,774        5,994        22,567       23,711
Consulting and other services                     3,333        4,255        13,543       18,902
                                               --------     --------      --------     --------
Total cost of revenues                            9,107       10,249        36,110       42,613
                                               --------     --------      --------     --------

GROSS PROFIT                                      6,798        7,229        28,718       20,822

EXPENSES
Research and development, net                     1,630        1,054         6,017        5,458
Selling, general and administrative .......       7,075        4,871        23,782       27,380
Amortization of goodwill
                                                     --          286          --          1,345

Restructuring expenses                              481           --           481           --
                                               --------     --------      --------     --------

OPERATING INCOME/(LOSS)                          (2,388)       1,018        (1,562)     (13,361)

Financial expenses, net                             239          206           971        3,187
Taxes and other expenses, net (b)                 2,234          636         2,620        1,422
                                               --------     --------      --------     --------
NET INCOME/(LOSS)                              $ (4,861)    $    176      $ (5,153)    $(17,970)
                                               ========     ========      ========     ========
Basic and diluted earnings/(loss) per share    $  (0.16)    $     --      $  (0.21)    $  (0.78)
                                               ========     ========      ========     ========

Weighted average shares used to compute:
Basic earnings/(loss) per share                  30,510       36,164        24,998       23,004
Diluted earnings/(loss) per share (c)            30,510       37,396        24,998       23,004

Note   a: Certain prior year's amounts have been reclassified to conform with current year presentation.

       b: Includes minority interest

       c: Due to the net loss in 2002 and 2001 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                  12/31/2002   12/31/2001
                                                  ----------   ----------
                                                  (Unaudited)   (Audited)

ASSETS
        Cash                                        $22,001      $16,087
        Restricted cash                                  --        2,500
        Short-term investments                        1,652           50
                                                    -------      -------
                                                     23,653       18,637
        Trade receivables                            10,405       17,563
        Other current assets                          5,842        5,534
                                                    -------      -------
        TOTAL CURRENT ASSETS                         39,900       41,734
                                                    -------      -------

        Property and equipment, net                   3,426        4,097
        Other assets                                 21,826       22,549
                                                    -------      -------

TOTAL ASSETS                                        $65,152      $68,380
                                                    =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
        Short-term loans and current maturities
           of long-term debt                        $ 9,483      $16,454
        Trade payables                                2,578        3,242
        Other liabilities and accrued expenses       14,541       18,768
        Deferred revenue                              3,683        1,633
                                                    -------      -------
        TOTAL CURRENT LIABILITIES                    30,285       40,097
                                                    -------      -------

        Long-term debt and other liabilities          7,787        7,365
        Redeemable shares in a subsidiary            11,185       10,711
        Shareholders' equity                         15,895       10,207
                                                    -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $65,152      $68,380
                                                    =======      =======

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                      # # #

[SAPIENS LOGO]

          SAPIENS RECEIVES NASDAQ NOTIFICATION OF POTENTIAL DELISTING
   SAPIENS REQUESTS HEARING TO PRESENT PLAN TO REGAIN COMPLIANCE. SHARES WILL
         CONTINUE TRADING ON NATIONAL MARKET UNTIL OUTCOME OF HEARING.

Research Triangle Park, N.C.--January 21, 2003--Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that it was notified on January 15, 2003 by the Nasdaq Listing Qualifications Department that it is not in compliance with the $1.00 minimum bid price requirement set forth in NASD Marketplace Rule 4450(a)(5), and that its common stock is therefore subject to delisting from the Nasdaq National Market.

The Company has requested a hearing before a Nasdaq Listing Qualifications Panel in order to present its plan for regaining compliance with the minimum bid requirement. The Company's common stock will remain listed on the Nasdaq National Market pending the outcome of the hearing.

The closing bid price of the Company's common stock has been at or around $1.00 for the past eight trading days.

Commenting on the Nasdaq notification, Itzick Sharir, the Company's President and CEO, stated: "Sapiens is in compliance with all of the other Nasdaq National Market maintenance criteria and views the $1.00 minimum bid requirement as a short-term problem. If the stock price does not correct itself, we will present a solid plan to regain compliance within a short time while our shares continue to trade on the National Market." Mr. Sharir added that "the non-compliance with the minimum bid price requirement does not reflect the progress of our long-term business plan. We are experiencing a healthy inflow of orders and remain confident in our ability to increase shareholder value."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit HYPERLINK http://www.sapiens.com www.sapiens.com .


                                     # # #

FOR ADDITIONAL INFORMATION

Yuval Hadari                  Itzick Sharir
Chief Financial Officer       Chief Executive Officer
Sapiens International         Sapiens International
Tel: +1-877-554-2426          Tel: +44-1895-464 265
     +972-8-938-2721
E-mail: yuval.h@sapiens.com   E-mail: yuval.h@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


                                     # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                      (Registrant)

Date: February 26, 2003                       By: /s/ STEVE KRONENGOLD
                                                  --------------------
                                                  Steve Kronengold
                                                  General Counsel